Exhibit 99.3

I, Terence Wesley Hodson do hereby certify that:

1.	I am an employee of: Baja Mining Corp. 2350-1177 W. Hastings St. Vancouver, BC V6E 2K3

2.	I graduated with a BSc(Hons) degree in geology from University of British Columbia 1980.

3.	I am a Member of the Association of Professional Engineers and Geoscientists of BC.

4.	I have worked as a geologist for a total of 30 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the section of the technical report titled “Technical Report Update”, (the “Technical Report”), dated March 2, 2010, relating to geology, mineral resources and mineral reserves. I visited the Property on many occasions from January 2007 to the present.

7.	I have had an involvement in the Property since January 2007. The nature of this involvement includes resource modelling, and general supervision of all geological activities on site.

8.
As of the date of this certificate, to the best of my knowledge and belief, the Technical Report contains all scientific information that is required to be disclosed to make the Technical Report not misleading.

9.	I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated March 5, 2010

/s/ Terence Hodson
Signature of Qualified Person

Terence Wesley Hodson
Name of Qualified Person